Exhibit 99.3

Fleet Status Report

05 Nov 2025

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 05 November 2025

New Contracts / Extensions / Amendments

Prospector 1
• Contract (from LOA): November 2025, Dana Petroleum (Netherlands)
Prospector 1
• Contract (from LOA): December 2025 to June 2026, ONE-Dyas (Netherlands)

Letters of Award / Letters of Intent / Negotiations

Galar
• LOA: May 2026 to May 2028, PEMEX (Mexico)
Gersemi
• LOA: May 2026 to May 2028, PEMEX (Mexico)
Njord
• LOA: January 2026 to April 2026, PEMEX (Mexico)
Odin
• LOA: January 2026 to July 2026, Undisclosed (USA)
Grid
• LOA: February 2026 to August 2026, Undisclosed (Angola)

Other Developments

Natt
• Continues with Eni in Congo through Q4 2025 • Previously disclosed contract with SNEPCO in Nigeria now expected to commence in April 2026
Skald
• Concluded operations with PTTEP in Thailand in late September 2025 and commenced operations with Medco Energi in Thailand in late October 2025
Arabia II
• Commenced operations with Bunduq in United Arab Emirates in mid September 2025
Gunnlod
• Concluded operations with ExxonMobil in Malaysia in early October 2025 and commenced operations with HLHV JOC in Vietnam in mid October 2025
Thor
• Concluded operations with an undisclosed customer in Vietnam in late October 2025 and will commence operations with HLHV JOC in Vietnam in November 2025
Prospector 1
• Commenced special standby rate with ONE-Dyas in Netherlands in mid October 2025 • Commenced operations with Dana Petroleum in Netherlands in early November 2025
Grid

• Operations with PEMEX in Mexico expected to conclude in November 2025
• Previously disclosed contract with New Age is now reassigned from the Natt to the Grid and is expected to commence in January 2026

Odin and Hild
• Issued contract termination notices following the recent implemetation of international sanctions affecting a counterparty. Operations will conclude in November 2025

Borr Drilling Fleet Status Report - 05 November 2025

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	April - 2025	April - 2029	Brazil	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Bunduq	September - 2025	January - 2027	United Arab Emirates	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	May - 2026	Mexico	Operating
					May - 2026	May - 2028	Mexico	LOA
Gerd	PPL Pacific Class 400	400 ft	2018	Lime Petroleum	July - 2025	December - 2025	Benin	Operating
				Foxtrot International	December - 2025	November - 2026	Ivory Coast	Committed with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2026	Mexico	Operating
					May - 2026	May - 2028	Mexico	LOA
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	November - 2025	Mexico	Operating
				New Age	January - 2026	February - 2026	Congo	Committed
				Undisclosed	February - 2026	August - 2026	Angola	LOA
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400ft	2018	HLHV JOC	October - 2025	February - 2026	Vietnam	Operating with option to extend
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	November - 2025	Mexico	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	Eni	August - 2024	December - 2025	Congo	Operating
				SNEPCO	April - 2026	February - 2027	Nigeria	Committed with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
					January - 2026	April - 2026	Mexico	LOA
Norve	PPL Pacific Class 400	400 ft	2011	Marathon Oil	April - 2025	November - 2025	Equatorial Guinea	Operating
				Vaalco Energy	November - 2025	October - 2026	Gabon	Committed with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Fieldwood Energy	August - 2025	November - 2025	Mexico	Operating
				Undisclosed	January - 2026	July - 2026	USA	LOA
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	October - 2025	October - 2025	Netherlands	Standby
				Dana Petroleum	November - 2025	November - 2025	Netherlands	Operating
				ONE-Dyas	December - 2025	June - 2026	Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Eni	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	Eni	May - 2025	January - 2026	Mexico	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Medco Energi	October - 2025	April - 2026	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	HLHV JOC	November - 2025	June - 2026	Vietnam	Committed with option to extend
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	March - 2025	July - 2026	Libya	Operating with option to extend

Available Rigs

Var	KFELS Super B Bigfoot Class	400 ft	2024		December - 2024		Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

		Operating / Committed	Available	Cold Stacked

Total Fleet	24	23	1	0

Borr Drilling

Fleet Status Report - 05 November 2025

Rig Name	Location	2025 Q1	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2	2026 Q3	2026 Q4
Premium Jack-Ups									
Southeast Asia									
Gunnlod	Vietnam	ExxonMobil			HLHV JOC	Option			
Idun	Thailand	PTTEP							
Mist	Thailand	Valeura Energy						Option	→
Saga	Brunei	Brunei Shell Petroleum							→
Skald	Thailand	PTTEP			Medco Energi		Option		
Thor	Vietnam		Vietsovpetro	Undisclosed	HLHV JOC			Option	
Var	Singapore								
Middle East									
Arabia II	United Arab Emirates			Mob, Bunduq					→
Arabia III [1]	Saudi Arabia	Saudi Aramco							→
Groa	Qatar	QatarEnergy							
Europe and Africa									
Gerd	Benin/Ivory Coast	Eni		Lime Petroleum		Foxtrot International			→
Natt	Congo/Nigeria	Eni					SNEPCO		→
Norve	Equatorial Guinea/Gabon	BWE	Marathon Oil		Vaalco Energy				Option →
Prospector 5 [1]	Congo	Eni							
Prospector 1 [1]	Netherlands	Undisclosed, ONE-Dyas			ONE-Dyas, Dana, ONE-Dyas			Option	→
Vali	Libya	Prep/Mob, Mellitah Oil and Gas						Option	
Mexico									
Galar	Mexico	PEMEX [2]							→
Gersemi	Mexico	PEMEX [2]							→
Grid	Mexico/Congo/Angola	PEMEX [2]			Mob	New Age, Undisclosed		Option	
Hild	Mexico	Fieldwood Energy							
Njord	Mexico	PEMEX [2]							
Odin	Mexico/USA	PEMEX [2]		Fieldwood Energy		Undisclosed			
Ran [1]	Mexico		ENI			Option			
South America									
Arabia I	Brazil	Prep/Mob	Petrobras[3]						→

Legend: Firm / LOA — Option — Available

Borr Drilling Fleet Status Report - 05 November 2025

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are “Forward Looking Statements”.

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.